United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 6, 2024		Director of Investor Relations



Tax Contribution Report 2023

VALE



Contents


VALE
VALE
Photo:

Our Purpose

We exist to improve life and transform the future. Together.

Values

- Life matters most
- Act with integrity
- Value the people who build our company
- Make it happen
- Respect our planet and communities

Key Behaviors

1. Obsession with safety and risk management
2. Open and transparent dialogue
3. Empowerment with accountability
4. Sense of ownership
5. Active listening and engagement with society

Our Levers

- Safety
- VPS[1]
- People
- Innovation
- Sustainability

Ambitions

We want to be a great company recognized by society for being:

1. Benchmark in safety.
2. Best in class reliable operator.
3. Talent-driven organization.
4. Leader in sustainable mining.
5. Reference in creating and sharing value.

[1]Vale's integrated Production System seeks to strengthens Vale's organizational culture through people development, standardization of best practices, operational discipline and routine compliance.

Foreword



Photo: Arthur Massao Felippe de Toledo

Message from our Executive Vice President of Finance and Investor Relations

In 2023, Vale made solid progress on its strategy. We stand today as a significantly safer company with two distinct and irreplicable businesses: Iron Ore Solutions and Energy Transition Metals.

We ended the year with increased asset productivity and reliability across our businesses. In iron ore fines, we exceeded our production guidance, while in copper we had a 29% increase, supported by a successful ramp-up of Salobo III. We are executing our growth projects in Iron Ore as scheduled, while executing an asset review to transform the Energy Transition Metals. On our path to become a leader in sustainable mining, we continue to deliver on our reparation programs.

Vale is uniquely positioned to seize once-in-a-lifetime opportunities, brought by a decarbonizing world, and we will capture them, creating and sharing value with all our stakeholders.

We are proud to share with you our fifth annual Tax Contribution Report. This report has been approved by our Executive Committee and was designed to provide our stakeholders with a better understanding of the complexity of our global operations, the level and nature of the tax and broader contributions that we make globally, and how these contributions support the communities, societies and governments of the jurisdictions in which we operate.

This report shows how Vale prioritizes stakeholder engagement and showcases our commitment to transparency and social and economic development, as well as the positive impact we can make on societies and economies worldwide.

We believe that taxes play a key role in connecting businesses and society, providing for public goods and services and strengthening the social contract between citizens and the economy. Our operations support the growth of local and national economies, and our investments and tax contributions benefit the communities and society at large.

In 2023, Vale paid total taxes of $ 6.1 billion – $ 5.9 billion of which was paid in Brazil.

Our ten-year economic contribution, as measured under GRI 201-1, now stands at $ 359 billion at a global scale.

Sustainability lies at the core of our business strategy, propelling us to drive economic, social, and environmental development while mitigating the footprint of our activities. Our focus is to create value for all our stakeholders, and it is through this commitment that we uphold our pledge to sustainable development.

At Vale, our strategy for the future rests on three pillars:

- Promoting sustainable mining
- Fostering low-carbon solutions
- Remaining disciplined

In recent months, we have made further progress on our journey towards greater tax transparency, publishing our Tax Policy on our website and making additional disclosures of our contributions to host country governments in line with the new requirements of the Swiss Code of Obligations.

In this year's report, we explore in more detail our global economic and social contribution throughout the mining life-cycle and provide additional detail on our regional contributions. We welcome your feedback on this refreshed perspective and how this might allow readers to better understand the nature of our economic, social and tax contributions.

The new regional focus does not diminish our absolute commitment to, and pride in, our significant footprint in Brazil. Our home jurisdiction is singularly important to us and we are proud of the fact that over 96 % of our global taxes paid are made in Brazil – contributing to federal, state and local governments to fund important public services.

I wish to express my deep gratitude to our stakeholders for working with Vale as we navigate the intricate complexities of the global landscape. Your trust and partnership form the foundation of our mission for sustainable growth and impact. We welcome your feedback as we continue our journey towards greater transparency.

Warm regards,

Gustavo Pimenta
Executive Vice President of Finance
and Investor Relations

Introduction

This report is a central pillar of our commitment to transparency. It details how our global operations and their associated tax contributions deliver and enable progress for both the communities that we work with and for our broader stakeholders.

In our report, we publish information on the taxes we pay and the wider contributions we make throughout the mining life-cycle and across our geographies. We also detail our approach to tax, and the principles which embed that approach in driving shared sustainable value, mitigating risk, and demonstrating our integrity to society at large.

Vale, as one of the world's largest iron ore and nickel producers with presence in over 18 jurisdictions across four continents, plays a vital global role in supplying critical minerals for use in a broad range of products and processes. The minerals extracted from our mines are essential inputs to many sectors and industries, whether in the construction of houses, in products used in the healthcare and, in new technologies, or in the manufacture of cars and home appliances. The minerals we supply are used in solutions and products that transform people's lives for the better.

In addition to iron ore and nickel, we produce iron ore pellets, briquettes and copper, with valuable by-products like platinum group metals, gold, silver, and cobalt. Our infrastructure networks, consisting of mines, railroads, ships and ports, supports mineral exploration, mine and processing operations, and administrative offices, and ensures the efficient and safe transportation of raw materials to our global markets.

We seek to continuously improve the efficiency and stability of our operations from extraction to delivery to customers, working closely with public and private sector partners to invest in technology and infrastructure.

We count on a dedicated global team of tax professionals to support and facilitate the complexity of our operations and infrastructure networks to deliver shared and lasting value – contributing to a more sustainable and secure mining industry.

Beyond our mining operations, we make direct and indirect contributions to broader societal development and environmental preservation goals. Our adherence to global reporting standards, such as GRI 207, compliance with extractive sector transparency frameworks such as EITI, and participation in industry initiatives such as those aligned with the ICMM, underline our commitment to transparency and responsible governance.

Our relentless focus on transparency and sustainability underscores our commitment to responsible business practices.



1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18

1. **Brazil**
   - Offices
   - Exploration
   - Operations
   - Joint Venture
   - Headquarter
   - Port
   - Railroad
2. **Argentina**
   - Offices
3. **Chile**
   - Offices
   - Exploration
4. **Peru**
   - Offices
   - Exploration
5. **USA**
   - Offices
6. **Canada**
   - Offices
   - Exploration
   - Operations
   - Port
7. **U.K.**
   - Offices
   - Operations
8. **Netherlands**
   - Offices
9. **Switzerland**
   - Offices
10. **Oman**
    - Offices
    - Operations
    - Port
11. **U.A.E.**
    - Offices
12. **India**
    - Offices
13. **Malaysia**
    - Offices
    - Operations
    - Port
14. **Singapore**
    - Offices
15. **Indonesia**
    - Offices
    - Exploration
    - Operations
    - Port
16. **Australia**
    - Offices
17. **Chinese mainland**
    - Offices
    - Operations
18. **Japan**
    - Offices
    - Operations

Key figures for 2023

Global

Taxes Borne	$ 5.0 billion
Taxes Collected	$ 1.1 billion
Total Taxes	$ 6.1 billion
Workforce[2]	234,566
Economic contribution	$ 38.064 billion
Adjusted Effective tax rate	21.32%

Brazil

Taxes Borne	$ 4.6 billion	R$ 22.8 billion
Taxes Collected	$ 1.3 billion	R$ 6.4 billion
Total Taxes	$ 5.9 billion	R$ 29.2 billion
Workforce	208,224	
Economic contribution	$ 27.205 billion	

Our payments to governments over the last 2 years


Global
Brazil
0.9 bn
8 bn
1.1 bn
5 bn
1 bn
7.6 bn
1.3 bn
4.6 bn
2022
2023
2022
2023
Taxes borne
Taxes collected
Values in $ billion

Like all businesses, our tax payments change in line with our financial performance. Our financial performance, like our peers in the mining industry, is driven by market forces and changes in mineral prices. In 2023, our tax payments were lower than in 2022 for the following main reasons:

i) Changes in foreign exchange rates
ii) Lower sales volumes for iron ore and nickel
iii) Lower average realized prices for iron ore pellets and nickel.

[2] In 2023 Vale's workforce comprised 66,807 employees and 167,759 contractors, 89% of them located in Brazil.



Our Global Economic **Contribution**

1

Our operations are multi-faceted and deliver broad societal and economic value. We continue to make progress as a development enabler in the areas where we operate. We foster a safer and more sustainable mining industry, and we enable the development of low-carbon solutions. We do this through a twin focus on delivering value for society, while retaining a strong concentration on business discipline.

For us, this means caring for the environment when we explore, build and operate our sites, and rehabilitating the land when our operations cease. We continuously work on technological solutions to reduce our carbon emissions through investments in our own energy generation, developing technologies to reduce consumption and entering partnerships mainly for the supply of renewable energy. Furthermore, we continue to sponsor forest recovery and protection, in addition to funding research on biodiversity.

We seek to build strong and lasting relationships with our stakeholders, invest in mitigating the effects of our activities, work to high ethical standards, have transparent management practices and actively contribute to advances related to the environment, biodiversity and sustainable development.



"This report, and our broader sustainability reporting available in our Integrated Report, has been designed to provide our **stakeholders** with more **information about the taxes and other contributions we make in our host jurisdictions".**

Photo: Ricardo Teles

It also means delivering shared value over the long-term not just for our company and shareholders but for our employees, suppliers, communities and host jurisdictions. We believe that the taxes we pay, jobs we create, investments we make, and partners we support, are fundamental to this mission.

In 2023, Vale's direct economic contribution globally was of $ 38.1 billion, comprising the following items, as measured under GRI 201-1. For more information please refer to our Integrated Report.

	Total
Payments to governments [3]	5,015.5
Employee salaries and benefits	3,320.9
Research and development	722.5
Social expenditures	677.3
Environmental expenditures	913.9
Operational costs	21,158.2
Payments to capital providers	6,256

Additionally, we are proud of our long-term contribution to the communities where we operate. In the last ten years, we have contributed over $ 356 billion[4] across our operating jurisdictions and regions.

[3] This amount differs from our total tax contribution of $ 6.1 billion as it does not include employee taxes, following GRI 201-1 measure standard.
[4] Source: Integrated and Sustainability report for period 2014 to 2023.

Our value chain

Through our operations, we actively enhance the communities where we operate, exemplified by the substantial contributions we make. Our payment of taxes and royalties, provision of employment, support for local businesses, and funding of social development initiatives, play a fundamental role in improving our communities.

Our projects represent enduring investments aimed at generating sustainable value for all our stakeholders, encompassing shareholders, employees, suppliers and the broader communities and regions we serve. The amount and nature of our tax and economic contribution depends on where our projects are in their long lifecycles.

The illustration shows how our economic and tax contributions evolve over the lifecycle of a project.



Mineral exploration

We invest in technical and feasibility studies to understand potential value

The first stage is mineral exploration, which means assessing and quantifying reserves. It involves early excavation and analysis by highly-skilled employees and contractors, including geologists and experts in sustainability.

Our contribution at this stage is limited to permits and license fees, as well as employment taxes and costs associated with construction – recognizing the huge upfront investment needed for exploration.

Our economic contribution

- Salaries related contributions (wages and taxes)
- Licenses, permits and fees are normally paid to governments at this stage
- Payments to suppliers and contractors
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers



Development and construction

We build to create future value

This stage involves heavy investment in people and infrastructure as we construct facilities and supporting networks. In some cases, it also involves the construction of towns and social amenities, like schools and parks, as well as rail lines such as the Vitória-Minas and Carajás Railroad in Brazil.

This period of development creates jobs, both through construction and through local business who supply materials, equipment and services to our sites and workforce. Alongside this significant capital investment and payments to suppliers, our economic contribution also includes indirect taxes, such as employment taxes, and excise taxes on materials and equipment.

Our economic contribution

- Salaries related contributions (wages and taxes)
- Significant capital expenditure
- Indirect taxes
- Payments to suppliers and contractors
- Contribution to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

Our **value chain**



Mine, process and logistics

We operate our mines and process minerals and metals safely to generate value

Extraction and processing of commodities is at the core of this operating life phase, while developing solutions to prioritize energy efficiency, safety and the reduction of CO_2 emissions. At this stage, royalty payments start and corporate income taxes begin. This phase also involves logistics, including the moving, handling, warehousing and distribution of materials throughout the supply chain.

Our economic contribution

- Salaries related contributions (wages and taxes)
- Royalties
- Corporate income taxes
- Indirect taxes
- Payments to suppliers and contractors
- Long-term contribution to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers



Commercial and distribution

We commercialize and transport our products to maximize value

Products are sold and transported to our customers to maximize value and minimize market risk through core commercial activities. This phase, in particular, supports our suppliers and local and international businesses partners.

This is a substantial logistical effort, with significant payments to suppliers and the corresponding economic contribution in terms of indirect, and other taxes.

Our economic contribution

- Salaries related contributions (wages and taxes)
- Corporate income taxes
- Indirect taxes
- Payments to suppliers and contractors
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers



Decommission and rehabilitation

We create sustainable value after we finish our operations

This phase involves the closure of operations and the sustainable rehabilitation of the land. The multiple legal, environmental and social attributes, as well as economic aspects are all considered. Integrated and systemic planning is essential to the sustainability and reintegration of the mined territories to physical and biotic, contributing to the sustainable development of these locations.

Our economic contribution

- Salaries related contributions (wages and taxes)
- Payments to suppliers and contractors
- Support to communities
- Withholding taxes on payments to suppliers and contractors
- Social contribution on third party contractors
- Property taxes (taxes for owning rural or urban properties and vehicles)
- Taxes on real estate transfers

Beyond the traditional mining value chain, we are committed to supporting the communities where we operate. We continuously strive to empower our communities through sustainable mining practices and various social initiatives, showcasing our dedication to serve society whilst taking care of the planet. We highlight a few examples of these initiatives below.

Innovation

Innovation is one of the main pillars in helping to achieve our purpose. We are making significant investments to reduce people's exposure to risk and increase the agility and productivity of our operations. We have a number of innovation-related initiatives, including:

Adoption of wind power on world's largest ore carrier – We signed an agreement with the owner of the Valemax to install rotor sails technology. This will make the Valemax, already the world largest ship at 362 meters long and 65 meters wide, able to carry up to 400,000 metric tons of cargo using wind propulsion, providing energy efficiency and reducing emissions associated with the transport of our products from mine to market.

Decarbonization

We, like all global business, must do our bit to reduce greenhouse gas (GHG) emissions and we want to play a leading role in our industry's **decarbonization** journey. We are making changes to our business to produce materials with a lower carbon footprint, to use energy from cleaner sources, testing alternative fuels, and introducing more efficient processes in our operations and throughout our value chain.

In 2023, we inaugurated the world's first briquette plant in Vitória, Brazil. Our briquette product has the potential to revolutionize the steel industry, reducing GHG emissions in the blast furnace by up to 10% and, ultimately, making it possible to produce zero-emission steel in the future, when green hydrogen becomes available. We are offering a product that will support our steel manufacturing customers to meet the emission reduction targets being adopted by governments around the world, contributing to the fight against climate change.

Product enhancement

We continuously strive to improve our **product** portfolio through our sustainability initiatives and the use of technology in our day-to-day operations. Many initiatives are taken through our Vale Technological Institute (ITV) whose purpose is to develop better solutions for the present and the future, to promote technological solutions, stimulate socio-environmental transformations, and collaborate to construct a fairer and more sustainable society.

Moisture reduction in our shipping operations – The amount of moisture is bulk ores is an important parameter for our handling and shipping operations – especially maritime operations. Vale has funded research into and developed technical solutions to reduce moisture in our final products through the injection of hot and dry air into transfer chutes. This is one way we are changing how we do business to safer and more sustainable practices.

The Amazon

For almost 40 years, Vale has been operating and supporting the conservation of the **Amazon** in the southeast region of Pará. In partnership with ICMBio (Chico Mendes Institute for Biodiversity Conservation), we have helped to protect approximately 400,000 hectares of rainforest. This is an area five times the size of the city of São Paulo, and contains approximately 400 million[1] tons of carbon, helps to protect over 22,000 freshwater springs and more than 3,000 species of Amazonian flora and fauna.

Currently, our operations occupy less than 3% of these protected areas, from which approximately 60% of our iron ore production originates, demonstrating that it is possible to develop a mining model that contributes to maintaining the forest standing.

Biodiversity

Biodiversity is an intrinsic and essential aspect to our business. Therefore, we are committed to better understanding and monitoring the biodiversity of the regions in which we operate, managing the risks and impacts associated with our business activities, and being transparent to society about our practices.

Conservation of a rare aquatic plant in Carajás – A scientific research study conducted by the Vale Technological Institute in partnership with the Federal University of Rio de Janeiro generated new and important understanding of the Isoëtes cangae, a species of aquatic macrophyte that is found in only one lagoon in Serra Sul in Carajás (PA). Genomics, population ecology, physiology, reproduction, cultivation, and various other aspects of the studies conducted by ITV over ten years have resulted in a broader understanding of the species, with the consolidated findings of these studies published in 2023.

Community

We prioritise establishing relationships based on respect and trust with the communities impacted by our operations. We invest in various initiatives to contribute to social and environmental development in the locations where we operate and we provide services to meet **community** demands and needs, such as passenger train services, optimizing local trades and skills, and promoting community health and education.

In 2023, we implemented a new integrated model to enhance our local engagement with communities, municipal governments, regulatory bodies, and other relationship stakeholders in Brazil. This involves identifying and mitigating risks and impacts of our operations, assessing the priorities of the communities where we operate and defining how we can contribute to the development of those regions.

[1] The values consider the carbon stock of the Conservation Units (UCs) in the Amazon only and are in accordance with the methodological revisions of Vale's LULUCF inventory, verified by an independent third party. It includes the carbon stock, above and below-ground biomass, and does not include the carbon stock in the soil.


Photo: Marcelo Coelho

Our global **tax contribution**

2

Vale is subject to taxation in the many jurisdictions in which we operate. The tax legislation of these jurisdictions may differ; nevertheless, our approach to tax is applied consistently worldwide. The tables below detail the taxes and royalties we paid (net of refunds) by project and across the jurisdictions where Vale has a presence. We hope this information provides greater insight and understanding of our business and operations.

Additional information on our jurisdictional tax payments by level of government[6] can be accessed through our "Payments by jurisdiction and level of government". The table gives a comprehensive breakdown of our contributions in each jurisdiction and the level of government at which we paid those taxes.

The figures and analysis by jurisdiction and level of government have been presented in accordance with the basis of preparation outlined in Appendix 1.

Payments by project - Values in $ thousand

	Corporate income taxes	Payroll taxes	Taxes on mining	Taxes on products and services	Other taxes	Total
Asia-Pacific	**111,139**	**40,610**	**33,990**	**(48,752)**	**45,736**	**182,723**
Coal	-	1,186	-	832	-	2,018
Corporate	14,152	12,154	-	7,177	4,655	38,138
Distribution Center	1,281	4,166	-	211	1,732	7,390
Logistic	-	-	-	2	-	2
Nickel	88,506	21,193	33,990	11,911	39,028	194,628
Nickel refinery	7,200	1,911	-	(68,885)	321	(59,453)
Europe and Middle East	**48,120**	**14,544**	**-**	**(62,673)**	**10,580**	**10,571**
Corporate	32,871	5,098	-	(293)	9,897	47,573
Logistic	4,420	972	-	128	19	5,539
Nickel refinery	963	5,346	-	(63,305)	420	(56,576)
Pelletizing	9,866	3,128	-	797	244	14,035
North America	**(2,832)**	**281,276**	**2,373**	**(273,272)**	**25,903**	**33,448**
Corporate	(2,832)	17,483	-	(28,520)	1,958	(11,911)
Nickel	-	263,793	2,373	(244,752)	23,945	45,359
South America	**1,761,459**	**760,378**	**1,276,425**	**1,994,908**	**92,376**	**5,885,546**
Copper	-	-	47,652	87,602	543	135,797
Corporate	1,761,459	760,378	1,821	1,226,308	89,231	3,839,197
Energy	-	-	-	13,381	1	13,382
Iron	-	-	1,223,644	545,174	1,801	1,770,619
Logistic	-	-	-	100,455	127	100,582
Manganese	-	-	-	145	332	477
Nickel	-	-	3,308	21,843	341	25,492
Total	**1,917,886**	**1,096,808**	**1,312,788**	**1,610,211**	**174,595**	**6,112,288**

[6] Payments by government detailed at the national ("federal"), regional ("state") or local ("city") government level.

Payments by jurisdiction – Taxes borne – Values in $ thousand

	Corporate income taxes	Payroll taxes	Taxes on mining	Taxes on products and services	Other taxes	Total
Argentina	2	19	–	–	5	26
Australia	–	1,186	–	–	–	1,186
Austria	(172)	–	–	–	–	(172)
Brazil	1,761,455	398,813	1,274,604	1,145,408	15,023	4,595,303
Canada	(8,945)	52,675	1,075	10,600	23,946	79,351
Chile	–	33	468	39	12	552
Chinese mainland	4,604	2,418	–	–	1,339	8,361
India	–	–	–	–	1	1
Indonesia	91,106	–	33,990	16,532	33,138	174,766
Isle of Man	–	–	–	–	25	25
Japan	7,345	828	–	–	228	8,401
Luxembourg	–	–	–	–	1	1
Malaysia	1,281	1,644	–	211	701	3,837
Netherlands	1,573	166	–	–	–	1,739
Oman	14,286	2,547	–	925	46	17,804
Peru	3	129	1,353	68	1	1,554
Singapore	6,803	678	–	2	(13)	7,470
Switzerland	31,470	1,397	–	–	9,872	42,739
Taiwan, China	–	17	–	–	–	17
United Kingdom	963	1,751	–	263	419	3,396
United States	6,112	89	–	560	5	6,766
Uruguay	–	–	–	–	42	42
Total	**1,917,886**	**464,390**	**1,311,490**	**1,174,608**	**84,791**	**4,953,165**

Payments by jurisdiction – Taxes collected – Values in $ thousand

	Payroll taxes	Taxes on mining	Taxes on products and services	Other taxes	Total
Argentina	16	–	–	11	27
Australia	–	–	832	–	832
Brazil	360,496	–	849,274	77,238	1,287,008
Canada	227,596	1,298	(284,432)	1,952	(53,586)
Chile	315	–	–	22	337
Chinese mainland	5,508	–	916	1,277	7,701
India	9	–	–	4	13
Indonesia	22,487	–	1,814	7,936	32,237
Japan	2,291	–	(68,927)	92	(66,544)
Malaysia	2,529	–	–	1,032	3,561
Netherlands	1,043	–	(154)	–	889
Oman	1,553	–	–	217	1,770
Peru	557	–	119	22	698
Singapore	1,007	–	(132)	–	875
Switzerland	2,302	–	(54)	–	2,248
Taiwan, China	8	–	–	1	9
United Kingdom	3,785	–	(63,653)	–	(59,868)
United States	916	–	–	–	916
Total	**632,418**	**1,298**	**435,603**	**89,804**	**1,159,123**



Regional highlights

3

As a key player in the global mining industry, we are renowned for our leadership and commitment to sustainable practices. We acknowledge the profound social and economic impact of our operations on the regions and communities where we operate. Therefore, we consider tax payment not just a legal obligation but a fundamental aspect of our corporate responsibility.

In addition to meeting our tax responsibilities, we actively engage in initiatives that support community development, enhance social well-being, and uphold environmental stewardship. Through our operations and social projects, we create job opportunities, support local businesses, and invest in education, healthcare, infrastructure, and environmental conservation projects.

Furthermore, our partnerships with governments, local authorities, and community organizations enable us to identify and address the specific needs and priorities of the regions where we operate. By aligning our efforts with local development goals, we aim to contribute to the long-term prosperity and resilience of these communities.

This section of the report outlines the taxes and royalties we paid in the jurisdictions and regions where we operate.

This year, for the first time, we are providing information on the taxes we pay on a regional basis to complement the detail we have historically provided on our major jurisdictions of mining operations.

- South America
- North America
- Europe and Middle East
- Asia-Pacific

In 2023, Vale paid[7] **$ 6.1 billion in taxes and royalties**, and the majority of this contribution – $ 5.9 – was paid in **Brazil**.

Corporate income taxes	$ 1,918 million
Payroll taxes	$ 1,097 million
Taxes on mining	$ 1,312 million
Taxes on products and services	$ 1,610 million
Other taxes	$ 175 million
Total taxes	**$ 6,112 million**
Workforce	**234,566**

Payment by region


183
33
11
5,885
South America
Asia-Pacific
North America
Europe and Middle East
Values in $ million

Level of government


312
2,198
3,602
Federal
State
City
Values in $ million

Taxes borne / Taxes collected


Taxes borne
Taxes collected
Values in $ million
1,918
633
464
1
1,311
435
1,175
90
85
Corporate income taxes
payroll taxes
Taxes on mining
Taxes on products and services
Other taxes

[7] The total includes all tax payments made during FY 2023. In a number of jurisdictions where we are present, refunds from governments are received. In 2023, such refunds amounted to $ 673 million, and are included in the total figures reported above.

South America

Our business

We have been operating in South America for more than 80 years, our main operations are located in our home market of Brazil. In the region, we produce iron ore and base metals, predominantly copper and nickel.

Vale's operations in Brazil benefit from pre-existing logistics infrastructure, originally built to transport iron ore.

We are also engaged in greenfield mineral exploration in Brazil, Peru and Chile.

Our main business in South America are as follows:

Iron Ore Solutions

- **Open pit mines**

  3 systems, in Brazil:

  - **Northern System:** a fully integrated system located in Carajás, State of Pará. It consists of three mining complexes, a railroad and one maritime terminal.
  - **Southeastern System:** another fully integrated system located in Iron Quadrangle, State of Minas Gerais.It consists of three mine complexes, a railroad, a maritime terminal and a port.
  - **Southern System:** also located in Iron Quadrangle, State of Minas Gerais, this system consists of two mining complexes and two maritime terminals.
- **Pelletizing plants:** located in Espirito Santo and Maranhão. The pelletizing process is the combination of iron ore and other elements in the shape of pellets to feed iron oxide in the steel making process.
- **Briquette plants:** One plant in Espírito Santo. Briquette is an innovative product and could reduce CO_2 emissions by up to 10% in steel production

Energy Transition Metals

- **Pará:** Nickel operations at Onça Puma.
- **Pará:** Copper concentrates at our Sossego and Salobo operations, where we have the biggest copper mine in Brazil.



Photo: Gabriel Lordello

Tax Overview

In 2023, Vale paid $ 5.9 billion in taxes in South America. Approximately 99.9 % of this total was paid to Brazil, where we have about 89% of our total global workforce.

Corporate income taxes	$ 1,762 million
Payroll taxes	$ 760 million
Taxes on mining	$ 1,276 million
Taxes on products and services[8]	$ 1,995 million
Other taxes[9]	$ 92 million
Total taxes	$ 5,885 million
Economic Contribution[10]	27,225 million
Workforce	208,265

Level of government


3,532
2,089
264
Federal
State
City

Values in $ million

In South America, most of Vale's tax payments relate to Brazil where the rate of corporate tax is 34%, and specific mining royalties (CFEM) and state and municipal mining inspection taxes apply.

In Brazil, mining companies are subject to specific taxes, royalties and other levies in relation to their exploitation of national mineral resources.

Payments include:

- Mining royalties – Financial Compensation for the Exploration of Mineral Resources ("CFEM" in Portuguese). This mining royalty is calculated using the rates that vary from 1% to 3.5% and payments are made to the National Mining Agency, which is responsible for distributing proceeds to states and municipalities, according to where the mining activity occurs and impacts[11].
- State and municipal mining inspection taxes. Several Brazilian states[12] and municipalities[13] impose TFRM which is currently assessed, on a monthly basis, mainly from R$ 5.28 to R$ 13.73 per metric ton of minerals produced in or transferred from the state.

For mining taxes in Brazil, we paid an average tax rate on revenue of **5.54%**. In 2023, this equated to **$ 1,275 million** paid to the Brazilian tax authorities.

Copper	$ 48 million
Iron Ore	$ 1,224 million
Others	$ 3 million

[8] About 53% ($ 1,051 million) was settled through credits.
[9] The majority of these payments – $ 77 million – are a result of withholding income tax over interest on shareholders' equity, and debentures distributionsmade by Vale in 2023.
More details on the interest on shareholders' equity and debentures mechanism can be found in Vale's 20-F report.
[10] According to GRI 201-1, contained in Integrated Report.

[11] Due to constitutional requirements, not all of which are adequately reflected in infraconstitutional laws, this royalty must be calculated over: (i) net revenues, when mineral resources are subject to sale, being applicable transfer pricing rules to sale for related parties; or (i) costs of mining, when mineral resources are subject to internal consumption. Vale strictly follows all constitutional rules regarding the matter.
[12] Including Minas Gerais and Pará.
[13] We consider that there are solid arguments to contest the mining inspection taxes imposed by municipalities.



Photo: Vale Cultural Institute

Beyond Tax

In addition to our economic contribution to the South American and Brazilian economies through employment, we also support various social transformation initiatives beyond the traditional mining value chain.

One such project Vale has supported is the Women of Maranhão Network formed by more than 200 female entrepreneurs. The network was created to support the so-called 'bandequeiras' – women who sell meals through the windows of passenger trains of the Estrada de Ferro Carajás (EFC) – and is now a cooperative made up of 15 social businesses and four groups of coconut breakers in eight municipalities along the railway, who have found their source of income in collective work.

In February 2023, in Manaus, we were proud to see the project recognised as one of six winners of the United Earth Amazonia Award for its contribution to social inclusion and forest preservation. The Women's Network of Maranhão initiative was recognized for its role in promoting social and economic inclusion through female empowerment for entrepreneurship, all based on sustainable practices.

Furthermore, the collective plays a crucial role bringing together and preserving cultural heritage in the region.

Guided by a broad vision of sustainability, Vale also invests in initiatives that aim to deliver a positive legacy in the areas of culture, defense of the rights of the elderly, children and adolescents, health, and sports. Through federal incentive laws, Vale supports initiatives that strengthen public policies, delivering on our commitment to make a positive contribution to society.

Since 2018, Vale has been ranked the largest sponsor of social and sporting initiatives in Brazil, with our sponsorship for these initiatives[14] totaling $ 97.9 million in 2023, that comprises 321 projects and 117 funds beneficiated.

[14] Social initiatives in line with different Federal Incentive Laws.

North America

Our business

Vale's main activities in North America are in Canada, where our operations are longstanding. We have three separate operations as well as a strategic project in this country. In Ontario, we operate five mines, a mill, smelter and refinery in Sudbury, as well as a refinery in Port Colborne. In Manitoba, we operate a mine and a mill in Thompson, located in the heart of the Northern Boreal Region. In Newfoundland and Labrador, nickel concentrate from the remote fly-in, fly-out Voisey's Bay mine site is shipped to our state-of-art Long Harbour Processing Plant.

Our main output from these operations is high-quality, low-carbon base metal products. Vale is Canada's largest producer of nickel, a versatile metal known for its use in specialized applications such as batteries and metal coatings. Our operations in Canada also produce copper, cobalt, gold, silver, platinum group metals, and other precious metals. Vale's global Base Metals business is headquartered in Toronto. We further have a sales and marketing office in the US.

More recently, in Québec, Vale has entered into an agreement with General Motors (GM) to supply battery grade nickel sulfate at a soon-to-be-built plant in Bécancour, Québec. Vale will supply the equivalent of 25,000 metric tons per year of contained nickel, for use in GM's Ultium battery cathodes, which will power GM's electric vehicles. The amount of contained nickel is sufficient to supply approximately 300,000 EVs annually.

As of 2023, Vale employs over 6,700 people in North America, with the majority residing in the communities where our mining and processing operations are located.

Tax overview

In Canada, corporate income taxes we paid reduced compared to 2022 as a result of significant capital investment in our operations which, over time, can be deducted when calculating our tax liabilities. Furthermore, we received income tax refunds from successful prior year tax litigation and refunds from prior year refundable dividend tax. Additionally, we often receive tax refunds on indirect taxes for products and services in Canada. This is because we pay value-added taxes on purchases from our Canadian suppliers, whereas the goods we export from Canada are typically exempt from value-added tax.

Beyond Tax

Vale is proud to operate in Canada. We take responsibility to support Indigenous and Aboriginal Rightsholders, organizations, groups, and projects that make this country a sustainable place to live, learn and work. At a national level, Vale supports programs that benefit Canadians across the country and that align with our values and objectives. We are committed to building strong, strategic partnerships with organizations that both understand and help us advance our business and community investment objectives. We are proud to support many national and local initiatives, which include the following:

Corporate income taxes	$ (3) million
Payroll taxes	$ 281 million
Taxes on mining	$ 2 million
Taxes on products and services	$ (273) million
Other taxes	$ 26 million
Total taxes	$ 33 million
Economic contribution	$ 3,801 million
Workforce	8,759

Level of government



(57)
70
20
Federal
State
City

Values in $ million

Our partnership with the University of Toronto to Accelerate Sustainable Mining Solutions

Vale is collaborating with the University of Toronto in a first-of-its-kind partnership to power sustainable mining solutions and foster Canadian skills and talent. This partnership builds resilient communities and accelerate the next generation of sustainable critical mineral projects. Building on Canada's Critical Minerals Strategy, Vale contributes funds to the University, with a focus on decarbonization and the energy transition economy. The multi-year partnership includes sponsored research projects, training, professional development and community engagement mechanisms. Through this new partnership, and by going beyond our traditional tax and economic contributions, we are keeping Canada at the forefront of innovation and further strengthening our position as a trusted global supplier of sustainably sourced critical minerals.

Focusing on Indigenous Relations

Vale has relationships with many diverse Indigenous communities where we operate across Canada. In Labrador, we have a collaborative relationship with Innu Nation & the Nunatsiavut Government, on whose traditional lands the Voisey's Bay complex is located. Our Impacts and Benefits Agreements (IBAs) with Nunatsiavut Government and Innu Nation have been in place for over 20 years and guide our work. Cultural awareness training is mandatory at Voisey's Bay, and we incorporate traditional knowledge in the ongoing management and monitoring of our environmental programs.

In Ontario, Vale has a number of agreements in place with Indigenous communities in the Sudbury Basin, with some currently being renegotiated for improved benefits. In Southern Ontario, Vale is working to develop relationships with Indigenous communities located near our Port Colborne Operation

In Manitoba, Vale is working to grow and develop relationships with Indigenous communities near the Manitoba operations.

In Québec, conversations are underway with the Wabanaki community, in the traditional Wôlinak territory.

Europe and Middle East

Our business

Our operations in Europe are mainly in United Kingdom, where we run a nickel refinery in Clydach. Our refinery produces refined nickel in the form of powders and pellets, sourced from nickel oxide produced by Vale's affiliates. The resulting nickel products are of the highest purity, reaching 99.9%. The purity of Vale's nickel powders and pellets makes our products ideal for specialist applications such as in high nickel alloys, as well as plating and stainless steel applications. Additionally, the premium nickel products refined in Clydach will serve the electric car industry providing a clear example of how our products are supporting the energy transition. We also have corporate offices in other parts of the United Kingdom, as well as Switzerland, and the Netherlands.

In the Middle East, we have our major operations in Oman, with capacity to produce over 9 million metric tons of iron ore pellets per year. Oman has a strategic location, as it is geographically close to Europe, Asia and Africa, and its deep-water port can accommodate our large vessels. As a result, we have a capacity of handling 40 million tons of iron ore and pellets every year. Our pelletizing plant in Sohar has innovative environmental solutions, involving control and monitoring measures. In 2023 alone, we invested over $ 1 million in environmental projects.

Tax overview

In 2023, we paid corporate income taxes, payroll taxes and other taxes in the Europe and Middle East region. Most of the taxes on products and services refunds were received in the UK, as we pay value-added taxes on purchases from our suppliers. Meanwhile, the goods we export are taxed at a zero-rate value-added tax.

Level of government


27
1
(17)
Federal
State
City
Values in $ million

Corporate income taxes	$ 48 million
Payroll taxes	$ 15 million
Taxes on mining	-
Taxes on products and services	$ (63) million
Other taxes	$ 11 million
Total taxes	$ 11 million
Economic contribution	$ 5,290 million
Workforce	2,078

Beyond Tax

Over the years, we have diligently pursued opportunities that not only contribute to our own growth but also create a positive impact for local communities. Our efforts are wide-ranging and focus on generating employment opportunities, nurturing local talent, fostering economic diversification, and strengthening the jurisdictions supply chains.

In this region, our endeavors include the following:

Closed-loop Cooling Water Circuit (United Kingdom)
In 2023, we invested additional £1 million to the £4 million invested in 2022 in a project to develop a Closed-loop Cooling Water Circuit. The system recirculates treated wastewater from our Effluent Plant to all other areas of the refinery. This, in turn, reduces consumption of more than 4 billion liters of water every year. This is one further example of where we are combining our investments in sustainable solutions with our technical capabilities to develop a mining value chain that is fit for the future.

Our sustainable social projects in Oman
Throughout 2023 Vale in Oman was able to make a positive impact in the surrounding communities and create a strong relationship with the stakeholders. We designed a School enriching program to develop the education cycle for the school students by providing new educational devices and delivering awareness sessions of the Vale production system and products. We were able to support 15 local schools in the program. Also, we have a group of supporting initiatives for the hospital and disabled association, giving hands, and developing the socioeconomic platform in the area. We have further created the first wellbeing walkway in the town where Vale operates for the community to ensure they are practicing the walk sport in a safe place. We also provide the fishermen in the area with fish boxes and winches that can help around 50 families to get their daily food easily and the production of health and hygiene.

Vale believes in local talents with 76% Omanization in 2023, where 80% of Senior Leadership positions are held by Omanis who have evolved in our operations since 2009. The company has engaged these young talents in career development programs (Leadership and Technical) through international assignments and knowledge exchange programs in Vale's and its clients' sites around the globe. During 2023 Vale appointed an Omani CEO who had joined the company in 2010 as intern, exemplifying how the company believes on local talents.

Asia-Pacific

Our business

Our main activities in the Asia-Pacific region are concentrated in Indonesia, Japan and Malaysia. We are further present in China, Australia and Singapore.

In Indonesia, we are mainly present through our participation in PT Vale Indonesia TBK (PTVI), which was 43.79% in 2023, producing nickel-in-matte. Vale has a proud history in Indonesia where we have been committed to generating value for Indonesia's mineral resources by operating an integrated nickel mine, running our business through responsible and sustainable mining practices in the country, in a way that has had a positive impact on the environment and society.

In Matsusaka, Japan, Vale Base Metals has one of the largest nickel refinery with an annual production capacity of 66,000 tons. After expansions in 1997 and 2014, it became one of the largest producers of nickel oxide sinter in Asia.

In Malaysia, our Teluk Rubiah Maritime Terminal allows better connection from our iron ore mines in Brazil to our markets in Asia. Opened in 2014, our terminal is the single largest foreign direct investment in the state of Perak. It reduces the lead time for iron ore transport by about 25 days and is designed to safely handle up to 25 million tons of iron ore annually. The facility comprises a deep-water pier, capable of harboring Valemax, one of the world's largest and most efficient bulk carriers. The use of Valemax allows us to reduce the greenhouse gas emissions from our shipment of ore to Asia, as different types of iron ore can be customized to the needs of regional steelmakers.

Tax overview

Through our operations in Asia-Pacific, in 2023, we paid $ 183 million in taxes across corporate income taxes, mining taxes, payroll taxes, taxes on products and services and other taxes.

Our major tax contribution is in Indonesia. There, our nickel matte revenues are subject to mining royalties and the rate varies according to the London Metal Exchange's nickel prices and may range from 2% to 3%.

Corporate income taxes	$ 111 million
Payroll taxes	$ 41 million
Taxes on mining	$ 34 million
Taxes on products and services	$ (49) million
Other taxes	$ 46 million
Total taxes	$ 183 million
Economic contribution	$ 1,748 million
Workforce	15,464

Level of government


144
11
28
Federal
State
City
Values in $ million

Beyond tax

In all of our APAC jurisdictions, we are committed to contributing towards the protection of natural resources and the environment, and generating broader sustainable social impact for our communities. In the region, we invest in local development whether by hiring local talent and suppliers, or through projects to sustainably improve the life of the community that surrounds us. Some examples of our initiatives include:

Land conservation (Indonesia)

We recognize that our activities have the potential to cause significant environmental impact. Land conservation and nature preservation is central to PTVI's operations, with the aim to deliver a net positive impact. The company operates an integrated mining plan, where it plans for eventual mine closure at the same time it operates – allocating 22% of its budget for pre-mining and conservation, 53% for responsible core mining processes, and 25% for post-mining activities, including rehabilitation. PTVI's total concession area is 118,017 Ha. As of December 2023, PTVI had cleared 5,668 Ha of land within the Contract of Work (CoW) boundary, out of which 3,704 Ha has been reclaimed. The remaining open area of 1,964 Ha is either an active mining area or occupied by mine infrastructure.

Beyond its demarcated concession, PTVI reforested about 10,000 Ha in a cross-border watershed area in 13 districts in South Sulawesi, as well as additional 435 Ha of land in three districts in West Java. As of December 2023, PTVI had planted 4.47 million trees in reclaimed areas, of which more than 2.7 million are local to the area, with over 180,000 being endemic, including 80,000 Ebony trees, making it the largest ebony conservation effort in Indonesia. The remaining trees are pioneer plants, which prepares the ground for succeeding plant species to grow, representing an established revegetation practice. PTVI's revegetation efforts are supported by an integrated Nursery Centre with a capacity of 750,000 seedlings per year. PTVI is also working with the Ministry of Environment and Forestry (MoEF) to build Nursery Centers to support land preservation around development projects in Central and Southwest Sulawesi: the IGP Morowali Nursery will have a capacity of 1 million seedlings per year, while the IGP Pomalaa Nursery will have a capacity of 10 million seedlings per year.

Examples of our initiatives in Malaysia

In 2023, we launched a $ 4 million 3-year blueprint to advance social development in Manjung. The 'Community Development Plan 2.0', which will be implemented in stages until the end of 2025, is designed to promote and enhance our partnership with civil society, NGOs and government bodies. Through it we will be able to deliver sustainable value for the local community, in areas such as education, cultural development, sustainable tourism, urban rejuvenation and food security.

We have further launched a $ 1 million full scholarship program to provide opportunities for Manjung's top students to study at a leading global university. Upon completion of their studies, these students will be considered for employment with Vale, again showing our how our commitment to social advancement complements our tax contributions to the places where we work.

Vale has made significant advances in elevating and developing a robust local talent pool to run our operations and business in Malaysia since a decade ago. Today, 94.8% of Vale's permanent/direct employees in the country are Malaysian.




Photo: Nilmar Lage

Financial reconciliations

4

The income tax expense recorded in our Financial Statements reflects the impact on our economic position at year-end according to Vale's results. It is intended to provide an indication of the amount of tax we expect to pay for the activities performed during that year, so that it is possible to assess the impact that income tax may have on our financial position.

In this report, we present the income tax paid during the year on a cash basis, which generally does not correspond to the income tax expense amount disclosed in the Financial Statements for various reasons, as shown in the chart. As an example, income tax paid during this financial year may include payments relating to activities in a previous financial year, but may exclude final payments relating to activities in this financial year, which may occur after the end of the financial year.

Effective Tax Rate

Brazilian corporate tax law requires taxation on income on a worldwide basis (including profits generated from foreign subsidiaries under Controlled Foreign Corporation "CFC" rules) and, therefore, Vale's income tax charge is calculated using the statutory tax rate in Brazil at the end of the reporting period. The income tax liability shown in our consolidated financial statements is calculated by applying the difference between the Brazilian income tax rate and the local income tax rate of each jurisdiction where our subsidiaries operate and generate taxable income.

In our consolidated financial statements, we recorded an income tax net expense of $ 3,046 million, compared to an income tax net expense of $ 2,971 million in 2022. Our effective tax rate differed from our statutory tax rate of 34%, principally due to the reversal of income tax in the amount of $ 1,078 million, related to Fundação Renova, and income tax incentives[18] resulting from our iron ore, copper and nickel operations in the North and Northeast regions of Brazil (impact of $ 1,071 million), resulting in an effective tax rate of 27.3%. The reconciliation from the statutory tax rate to our effective tax rate is presented in Note 8 of our consolidated financial statements.

Additionally, if we exclude the exceptional items: (i) addition of tax loss carryforward (impact of $ 409 million), and (ii) the reversal of income tax related to Fundação Renova (impact of $ 1,078 million), our adjusted effective tax rate was 21,7%.

Reconciliation of corporate income tax and cash flow


(1,375)
181
(321)
(403)
(1)
(1,918)
7
21
(1,890)
Curent tax 15
Tax payment in different FY
Curent income tax in other accounts
Refis 16
Interest and fines
Corporate income tax paid 16
Tax compasations
Others
Cash flow 16

Values in $ million

[15] According Vale's Financial Statement
[16] As per this tax transparency report
[17] According Vale's cash flow on Financial Statement
[18] For more details on our tax incentives please refer to our "Tax incentives" section in this report.


stx
VALE ESPIRITO SANTO

Our approach **to tax**

5

Our approach to tax

We recognize that mining is essential for economic growth and development and that we can only serve society by generating prosperity for all and taking care of the planet. Vale believes that demonstrating responsibility in tax and investment matters is fundamental to fulfilling our purpose. It is in this spirit and aligned with our purpose, that we approach tax and investment.

In our organisation, the tax function is led by our Vice President of Finance and Investor Relations who is accountable for this report and who sits on Vale's Executive Committee, which regularly reviews and oversees the group's tax affairs.

As part of our ongoing commitment to transparent and responsible tax practices, we published our Tax Policy in 2023. This comprehensive document, which received approval from Vale's Executive Committee, seeks to provide a clear understanding of our tax policy and how this aligns with our purpose. The publication of this document also reflects a proactive step towards fostering transparency and accountability around tax related matters, and reaffirms our dedication to these standards. For more information on Vale's Tax Policy, please refer to web link.

As indicated in our Tax Policy, our approach to tax is based on the following five principles:

Transparency	Being transparent about the taxes and royalties we pay is a way to demonstrate how we contribute to the economies of the jurisdictions and communities where we operate. By adopting a transparent approach, we aim to foster trust with our local, national and international stakeholders.
Creation of long-term value	We aim to create long-term value for all stakeholders involved in our business activities. Investment in our mines is often a multi-decade commitment to a community, and where we can share value, we create a stronger sustainable business.
Effective risk management and control	In every aspect of our business, we work to provide certainty and manage risk. In terms of tax, this means that we have effective frameworks in place to identify, monitor, control and manage our tax risks, in compliance with our Internal Risk Management Policy. *
Excellence in compliance	We respect applicable local tax laws and comply with tax reporting obligations in every jurisdiction where we operate.
Proactive and open engagement with tax authorities and stakeholders	We seek to develop open, collaborative relationships with tax authorities, acting with integrity in the jurisdictions in which we operate. We engage in proactive discussions in relation to tax matters, business operations and investments.

Our principles in practice

The following examples highlight how our tax principles are embedded in Vale's day-to-day operations and ensure a responsible approach to tax and investment matters.

Transparency – Aligning with new Swiss transparency rules

As a company with a global footprint, we may find ourselves subject to new and heightened transparency requirements that extend across borders. This evolution in international regulatory is closely monitored by our tax team, who take a proactive role in our commitment to meet and exceed the evolving standards. This commitment goes beyond meeting compliance obligations and is a part of Vale's dedication to keeping our stakeholders well informed.

Switzerland changed its Swiss Code of Obligations by introducing a significant new transparency obligation for qualifying companies in the extractive sector, requiring them to report payments made to governments, effective as of financial year 2022. Our tax team monitored this legislative change and we published our first report in 2023, reflecting our commitment to adhere to regulatory and legislative changes.

For more details on this report, click here.

This reporting represents a further extension of Vale's existing transparency commitments in relation to the disclosure of our payments to governments, alongside other reporting regimes such as EITI and the Canadian ESTMA regulations.

* The guidelines and guidance for the corporate risk management strategy are set out in Vale's Risk Management Policy.

Creation of long-term value – Accelerate growth of energy transition metals business

Undertaking projects centered around sustainability provides Vale with opportunities to create long-term value for society. Our tax team empowers and partners with the wider business to create this value by providing continuous tax support, driving the long-term success of our initiatives.

During 2023, Vale took a series of strategic actions to position its energy transition metals business as a critical mineral supplier of choice. With our high-quality portfolio, we are uniquely positioned to meet the growing demand for green metals essential for the global energy transition, while remaining committed to strong social and environmental practices and sustainable mining.

Our tax team played a key role in the project, contributing to putting in place the new operating model and to ensure readiness for the entry of a potential investor, monitoring tax implications in jurisdictions involved, all on a timely manner to guarantee the project roll out, providing close support to the development team in a holistic and meaningful way for a smooth project accomplishment.

Vale Base Metals is uniquely placed as North America's largest integrated nickel producer and among the largest copper businesses globally with the scale, resources and capital to deliver critical minerals essential for the global decarbonization and electrification megatrends. The company secured agreements to supply low carbon and high purity nickel with the assistance of our tax team to major automakers and is strategically focused on expanding mine life and development of growth projects across the portfolio.

Excellence in Compliance

As an organization with a global footprint, we are subject to numerous statutory reporting obligations. Deep knowledge of local and international taxation among our expert professionals and the establishment of consistent, timely and efficient processes by our tax team has enabled us to meet our compliance requirements at the local, national, regional and global level . Compliance with tax laws promotes transparency, fairness, and equity in the distribution of tax burdens across society.

We focus on quality and control with regard to our tax compliance obligations and have internal processes probing how we meet tax filing and compliance procedures.

By adhering to tax compliance principles, we contribute to the government's fiscal budgets and thus support public services and infrastructure, playing a crucial role in building a sustainable and prosperous society for all.

Through a robust in-house system, we monitor fulfilment of tax obligations across our jurisdictions, to ensure all payments are promptly made and obligations are delivered according to local deadlines.

In 2023, our monitor covered 281 obligations across our jurisdictions.

New Brazilian Transfer Pricing rules

We are involved in various industry and broader working groups relating to tax. This activity contributes to the creation of precise directives, increases understanding of the technical and digital complexities that both businesses and tax authorities encounter, and ultimately streamlines compliance procedures.

In 2023, aiming to align with the OECD's guidelines, Brazilian authorities implemented new Transfer Pricing rules. Following the introduction of this new regulation, Vale's tax team began a working group to ensure compliance of its implementation in early 2024.

As an example, we are evaluating the need of gathering, preparation and validation of transfer pricing data that is presently not captured in the specified format for submission to the RFB (Brazilian Federal Revenue Service), such as the "Commodities transaction registry" submitted to authorities every ten days, starting from January 2024.

Proactive and open engagement – Regular dialogue with Canada Revenue Agency (CRA)

We believe in transparent dialogue with tax authorities and our stakeholders that go beyond our traditional fiscal responsibilities. Our tax professionals actively engage with interested parties through participation in various forums and advocacy initiatives, acting in the best interest of our company by engaging with the broader industry and the societies where we operate. In these forums, we express what we believe is fair in line with our responsible tax practices and with the objective of contributing to a wider positive impact.

As an example, in relation to our Canadian base metals operations, we hold quarterly exchanges with the Toronto team of the CRA to discuss current activities, in general centered around current audit status updates. Additionally, in 2023, we initiated discussions with the CRA Director General to establish a stronger working relationship that seeks to make tax compliance and audit process more efficient for both Vale and the tax authorities.

Vale is committed to acting with integrity and transparency; **listening when dealing with partners is a key behaviour of our organisation which is also embodied in our tax work.** Our Code of Conduct outlines the fundamental principles that guide the professional conduct of all who work for Vale, or act on our behalf.

Anyone, inside or outside Vale, who wants to report a case, or a suspected case, of ethical misconduct, can use Vale's Whistleblower Channel. The channel is an exclusive tool for this purpose, structured to ensure absolute confidentiality, protecting the anonymity of the whistleblower and preserving the information so that a fair investigation can occur.

The Whistleblower Channel guarantees all the conditions for a report to be independently verified. Under no circumstances will there be any breach of confidentiality, intimidation or retaliation against the whistleblower.

Tax Guidelines

Tax planning

Our business is constantly changing and so is the legal and regulatory environment in which we operate. In conducting our commercial operations, we will respect – among many factors – the tax laws of the jurisdictions in which we operate, with a view to maximising long-term value in a sustainable manner for all our stakeholders.

The structuring of our operations gives full regard to potential impacts on our business goals and embeds both commercial and economic substance. While we may seek to take steps to responsibly minimize our tax liabilities, for example on the import of equipment and material for the construction of an industrial complex, we will not put in place any arrangements that are contrived or artificial.

It is our Company's policy to always operate in compliance with all applicable local legislation. In the event of uncertainty when interpreting the law, we seek independent external advice to fulfill our tax obligations.

It is important to note that certain aspects of Brazilian tax legislation, in particular its Controlled Foreign Corporation ("CFC") rules, may result in additional taxes in Brazil regardless of the structuring of our international operations.

All Vale entities are subject to CFC rules as Brazil is the jurisdiction of our ultimate parent entity. Brazilian CFC rules are among the strictest in the world, as they require the taxation in Brazil of the statutory profits of all direct and indirect foreign subsidiaries and affiliates, regardless of their location. All such profits are taxable based on ownership percentage at a statutory rate of 34%, with compensation for corporate income tax paid abroad.

While other aspects of the Brazilian tax regime, such as transfer pricing and thin capitalization rules, as well as international developments such as the OECD's Pillar Two initiative, also seek to counter profit shifting, Vale's international investments and transactions continue to be rooted in fundamental commerciality and our firm commitment to sharing the value we generate equitably among our stakeholders.

Engagement with tax authorities and Tax Risks

We prioritize transparent and collaborative relationships with tax authorities and stakeholders, in compliance with our Code of Conduct and anti-corruption legislation in force in the jurisdictions where we operate.

We aim for certainty on our tax positions to provide a fair payment of tax according to the prevailing law. While uncertainty in relation to tax matters is an element that cannot be fully excluded from our business, we have solid and effective internal risk management procedures in place to identify, monitor, control and manage our tax risks, in compliance with our Internal Tax Risk Management Policy, considering a position that is possible to be accepted upon examination by the relevant Tax Authorities or a Court.

Resolving tax issues through legal defenses and maintaining tax clearance certificates are key focuses[20]. Our tax practices are conservative, based on reliable estimate for losses.

We advocate for fair, stable and competitive tax systems with the reduction of litigation, while delivering appropriate tax revenues to governments to support economic growth and development for the local communities, job creation and viable long-term tax contributions.

Our team of tax professionals also engages in national and international debates on tax related matters, either directly or indirectly through business associations and groups, with governments, and civil society, contributing to respond public consultations regarding tax policy. In 2023, we supported and constructively engaged in the VAT Tax Reform and the new Transfer Pricing regulation in Brazil.

[20] Our main current discussions in relation to Brazilian tax matters are described in our consolidated Financial Statements and 20-F Report.

We also participate in industry forums to exchange views and share our experience to promote value creation, economic growth and taxpayer fairness in our industry. We are an active member of non-profit organisations and forums that foster debate on tax developments and practices; these comprise both industry and tax-specific bodies as detailed below:

Type	Organisation	Our role
Industry Specific	International Council on Mining and Metals (ICMM)	Council member
	Extractive Industries Transparency Initiative (EITI)	Supporting company
	Brazilian Mining Association (IBRAM)	Part of the Tax Working Group's Legal Committee
	National Confederation of Industry (CNI)	Member of its Tax and Fiscal Matters Council (CATF)
	Organisation of the Largest Energy Consuming Industries (ABRACE)	Council member
	National Association of Railway Transport (ANTF)	Member of the Tax Committee
	Brazilian Association of Listed Companies (ABRASCA)	Council member
Tax Specific	Group of Applied Tax Studies (GETAP)	Member
	Tax Citizenship Center (CCiF)	Member of the guidance Council

We are constantly monitoring global legislative and industry specific developments around tax transparency disclosure requirements. We are engaged with and consider guidance from global industry organizations, including the ICMM, the EITI and the GRI 207 standard, to strengthen transparency and accountability in our global activities.

We support beneficial ownership disclosure, in line with the Expectations for EITI supporting companies. More information can be found in our consolidated financial statements.

As part of our commitment to engage with society, we seek to maintain open dialogue with our stakeholders around the world, seeking constant input to provide the most useful information to them as we continue our transparency journey. Cooperation involves listening. We know that there will be areas for improvement, and we welcome your feedback. Please visit the Contact Us page of the Vale website to share your comments.

We are subject to EITI assessment once every three years. In its most recent assessment concluded in 2021, EITI commented on our areas of good practice and acknowledged our compliance with their expectations for supporting companies. Further information is available in the EITI's webpage.

Key tax matters

Intercompany transactions

Due to the nature of our integrated operations, we carry out transactions with affiliates, subsidiaries, and jointly controlled companies across our production and commercial value chains.

Our cross-border related party transactions are priced in line with the arm's length principle, and are conducted in compliance with applicable transfer pricing rules. Our main related party transactions are with our commercial entities, the most significant of which is located in Switzerland. This entity manages our interface with customers, many of whom are in Europe and Asia. It specializes in fulfilling customer requirements, managing freight between our operations and customers, managing inventories in export sales, and arranging processing operations abroad in order to find the best markets and prices for our products. The entity also manages risk and uncertainty in the global market. The geographic location and time zone, mid-way between our production locations and our markets, enables us to best serve our customers.

In 2023, in order to align with OECD guidelines, the Brazilian federal government approved new transfer pricing regulations. We ensure compliance with these regulations by pricing our intercompany transactions in a manner that complies with the "arms length" principle.

We also disclose our main intercompany transactions to tax authorities as part of our local tax compliance requirements. We comply with the OECD's Country-by-Country Reporting (CbCR) Requirements by submitting our CbCR documents to the Brazilian tax authorities every year as part of our ultimate parent Company's corporate income tax return (ECF in Portuguese). The report contains information by country on taxes, financial elements, employment, and Vale's functional profile. Our Master File and Local Files are also lodged with revenue authorities in line with their requirements.

Low-tax jurisdictions

We regularly monitor international developments to understand how individual jurisdictions are assessed against various measures of transparency and cooperation, including the EU list of non-cooperative jurisdictions for tax purposes, the EU Watch List and Brazilian regulations on favorable jurisdictions[21]. Brazilian authorities apply a broader definition of low-tax jurisdictions than the EU, such that Brazilian transfer pricing rules also apply to third-party transactions between Vale (and certain Brazilian affiliates) and third-party organisations located in jurisdictions defined as favorable under the Brazilian tax regulations.

We have certain operating entities, notably in Oman where we operate two iron ore pelletizing plants and a distribution center, and Special Purpose Vehicles and holding companies located in low-tax jurisdictions, mainly as a legacy from historical acquisitions. The local profit of the entities located in low-tax jurisdictions[22] did not exceed $ 174 million in total in 2023. In all cases, the statutory profits of Vale's entities located in any jurisdiction, including those with a low corporate tax rate, are ultimately taxed in Brazil at a tax rate of 34% under CFC regulations; therefore there is no income tax benefit derived from entities in those jurisdictions.

To simplify and rationalize our structure and operations, we carry out regular reviews of all entities through our Legal Entities Reduction (LER) program. Where the program identifies entities that are no longer required, we endeavor to close them.

[21] Normative Instruction nº 1,037 / 10 and Law nº 12,973 / 14
[22] As defined by the broader Brazilian regulations.



Tax incentives

We access tax incentives in some of the jurisdictions in which we operate, which are available to all taxpayers. In some cases, tax incentives are dependent on meeting certain threshold criteria in relation to employment or economic activity in our wider supply chain. None of the regimes under which Vale has been granted incentives are noted by the OECD as being a harmful tax practice.

The total amount of incentives available for Vale in Brazil for the year 2023, were nearly $ 1.2 billion, of which 88% corresponded to incentives related to operations in the north region of Brazil (SUDAM), as shown in the table, for more details please visit our ESG webpage.

Incentive	Description	Requirements	Operations Covered	Expiry date	Values in 2023 [19]
Investments in Amazon Development Superintendence (SUDAM)	Reduces corporate income tax by 75% for companies with operations that have priority investments in the north of Brazil, for a 10 year period. Reinvests the corporate income tax due into projects to modernize or complement equipment used for operations in the north of Brazil.	Approval by SUDAM (responsible regulatory agency). Maintenance of an amount (equal to that obtained with the tax incentive) in the retained earnings reserve account which cannot be distributed as remuneration.	**Vale:** Iron ore – Serra Norte and S11D Nickel – Onça Puma Copper – Sossego **Salobo:** Copper –Marabá Copper – Sossego Nickel – Onça Puma	**FY 2023** Copper (Salobo) and Nickel (Onça Puma) **FY 2024** Iron Ore (Carajás) **FY 2027** Iron Ore (S11D) and Copper (Sossego)	75% reduction **$ 998 million** Reinvestment **$ 81 million**

Vale also accesses certain tax incentives outside of Brazil:

Jurisdiction	Incentive	Description
Oman	Customs Duty	Our distribution and pelletizing activities in Oman were granted customs duty exemption on the import of raw materials and equipment; the exemption is legislated and open to all taxpayers if certain conditions are satisfied.
Malaysia	Income Tax	A 100% income tax exemption on statutory income for our distribution center in Malaysia expired at the end of 2023.
Malaysia	Customs Duty	A Private Bonded status which provides exemption in relation to the import and export of mainly raw materials, until 2027 provided that specific requirements are met and subject to prevailing regulations.

[19] Amounts may be subject to changes until Vale's tax return is submitted, which occurs on July 31st, 2023.

pwc

Independent auditor's report

To the Board of Directors and Shareholders
Vale S.A.
Rio de Janeiro – RJ

Opinion

We have audited the accompanying Selected Information, which comprises the amounts in the tables entitled "Payments by jurisdiction – Taxes borne" and "Payments by jurisdiction – Taxes collected", included in the section "Our Global Tax Contribution" of the Tax Transparency Report (the "Report") of Vale S.A. and its subsidiaries (the "Company") for the year ended December 31, 2023.

In our opinion, the Selected Information referred to above has been properly prepared, in all material respects, in accordance with the basis of preparation in Appendix 1 to the Report.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Selected Information included within the Report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and in the Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter – basis of preparation of the selected information to the report

We draw attention to Appendix 1 to the Report, which describes the basis of preparation of the Selected Information. The Report is prepared in accordance with a special purpose framework for providing reasonable assurance over total taxes paid by the Company in 2023. As a result, the Report may not be suitable for another purpose.

The Report does not comprise a full set of financial statements, prepared in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation). Our opinion is not qualified in respect of this matter.

Responsibilities of management and those charged with governance for the Selected Information to the Report

Management is responsible for the preparation of the Selected Information in accordance with the basis of preparation in Appendix 1 to the Report and for determining that the basis of preparation is acceptable in the circumstances. Management is also responsible for such internal control as they determine is necessary to enable the preparation of the Selected Information that is free from material misstatement, whether due to fraud or error.

Those charged with governance are responsible for overseeing the financial reporting process of the Company and its subsidiaries.

Auditor's responsibilities for the Selected Information to the Report

Our objectives are to obtain reasonable assurance about whether the Selected Information is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Selected Information.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

. Identify and assess the risks of material misstatement of the Selected Information, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures of the Selected Information or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance, in connection with the audit of the financial statements of the Company as at and for the year ended December 31, 2023, with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Rio de Janeiro, June 6, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/F-5

Patricio Marques Roche
Contador CRC 1RJ081115/O-4


Photo: Felipe Borges

Appendices

6

This report has been prepared using data derived from our internal controls over financial reporting. Vale S.A. (Vale) and its subsidiaries use the same data to prepare individual and consolidated financial statements, according to the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The headline figures presented in this report and those found in other reports published by Vale and/or its subsidiaries may also differ. This is because different reporting frameworks have specific data requirements. Vale's Extractive Sector Transparency Measures Act (ESTMA) submission can be found at Vale's website for clarity and comparison.



For the purposes of this report, Vale's total tax contribution is comprised of:

- Corporate income taxes
- Taxes on mining
- Payroll taxes
- Taxes on products and services
- Other taxes

Detailed definitions of each of these terms can be found below.

Taxes, royalties, and other tax related payments to governments are presented net of refunds in this report considering payments made in cash and through available tax credits for the year ended December 31, 2023. Tax reimbursements received in the year are also presented in this report.

Appendix 1 – Basis of preparation

Functional and reporting currency

All data about our subsidiaries is measured using functional currencies which in the case of the Parent Company is the Brazilian real ("R$"). For presentation purposes, this report is in United States dollar ("$"). All payments included in this report expressed in currencies other than $ were translated at the exchange rate of the month each payment was made.

Basis of consolidation

This follows the same principles as the consolidated financial statements. All majority-owned subsidiaries in which we have both a share and management control are consolidated. Our variable interest entities in which we are the primary beneficiary are also consolidated.

Taxes borne

Taxes that companies are required to pay to the government or a third party on their own behalf. Taxes we have included in this category are:

Corporate income taxes

This comprises any tax on the business calculated on the basis of its profits, income or capital gains. The amounts include any payments on account, balancing payments, offsetting tax credits and settlements in relation to disputes. Where there is separate capital gains tax, this is included within this amount. The total is the final amount payable, net of any double tax reliefs, losses brought forward etc. Withholding taxes on payments to overseas companies are included here, as they represent a burden to Vale.

Tax on payments of dividends or other distributions of profits are also included. Taxes are withheld on payments to overseas companies, including those withheld at source or deducted from payments made to non-resident Vale companies and some resident Vale companies.

Taxes on mining

Payments are related to mineral activities, and can be split into three categories:

1. Taxes on minerals and metals extractions: Taxes that are specific to the mining sector, and effectively represent payments to governments for extracting natural resources. This could include amounts related to aggregate use.

2. License fees: Fees paid in return for the permission to exploit a certain resource or area in the jurisdiction.

3. Royalties: Payments made to governments for activities such as the extraction of minerals or metals.

Payroll taxes

This comprises both:

i) Employer social contributions: paid by the employer, towards the cost of certain state benefits in support of its employees. It can be a contributory system of insurance against illness and unemployment, and also provides retirement pensions and other benefits.

ii) Payroll and other taxes on employees: payable as a result of a company's capacity as an employer.

Taxes on products and services

- ✓ Customs duties and taxes on international transactions: It comprises all non-recoverable customs/ excise/ import/ export duties.
- ✓ Indirect taxes on the production or sales of goods and services, which includes sales tax, VAT and other taxes that arise on production or sale.
- ✓ Revenue based indirect taxes: Any indirect taxes self-calculated and paid to the government on revenue or turnover.

Other taxes

Comprise:

- ✓ **Other fees:** Payments to the governments, which do not fall under a specific category such as fees, tax on vehicles and real properties.
- ✓ **Discretionary contributions:** Including non-statutory payments to governments, such as contributing to investment, infrastructure or charities.
- ✓ **Mandatory contributions:** Including penalties and fines which need to be paid to the governments, and interest included within finance or administration expenses.
- ✓ **Grants and subsidies received:** A subsidy is a benefit given by the government to companies in the form of a cash payment or tax reduction, generally to support an industry or company. A grant is a financial award given by the government to an eligible grantee. Government grants are not expected to be repaid and do not include technical assistance or other financial assistance such as loans.

Taxes collected

Taxes that we administer on behalf of the government and collect from others.

Payroll taxes

Comprises:

- ✓ **Employee social contributions:** Paid by workers and employers towards the cost of certain state benefits. It can be a contributory system of insurance against illness and unemployment, and also includes retirement pensions and other benefits.
- ✓ **Employee income tax deducted through payroll:** Comprises payroll and employee taxes withheld from employee remuneration, and paid to governments.

Taxes on products and services

VAT/GST or equivalent paid/ amounts to and from the government. Typically, it is charged on the sales of goods and services and is recoverable from purchases. VAT/GST paid on import are also included. There is no net loss to the government for any taxes refunded. It also includes import taxes/VAT/GST on goods or services acquired and import tax paid to the tax authorities directly at the border (or indirectly through a deferment account or freight forwarder) when importing goods and services.

Other taxes

Any other indirect taxes levied on products either from suppliers or invoiced to customers.

It also comprises taxes that are withheld at source or deducted from payments made to third parties, both domestic and overseas. Taxes charged on payments of services and profit distributions.

Other considerations related to preparing this report

Tax payments/refunds relating to prior years

All payments/refunds are reflected in the year they are paid/received, regardless of the year of assessment that they relate to.

Taxes under audit

Taxes under audit or dispute are excluded until cash is paid or refunded.

Fines, penalties and interest

All fines, penalties and interest paid to the government are included.

Tax credits

In some cases, tax credits from one type of tax can be used to settle liabilities of other taxes in future years.

In Brazil, Normative Instruction 1,717/2017 outlines the process for refunding or using federal tax credits. Taxpayers can assert their entitlement to refunds or offset tax debts by submitting an electronic request known as PER/DCOMP to RFB.

Tax credits represent a payment to the government in the year they are utilized.

Appendix 2 – GRI 207 cross-reference and alignment

As part of our journey towards providing our stakeholders with more comprehensive information about our tax practices, we continue to align with the Global Reporting Initiative's GRI207 on Tax.

The table below references our management approach disclosures under the requirements of GRI 207-1, 2 and 3.

As members of the ICMM, we are working towards enhancing our country-by-country disclosures in the future, under either the GRI 207-4 or the OECD BEPS Action 13 framework.

	Approach to tax	Reference
207-1	a. A description of the approach to tax, including:	
	i. whether the organization has a tax strategy and, if so, a link to this strategy if publicly available;	Tax Policy and page 28 of this report
	ii. the governance body or executive-level position within the organization that formally reviews and approves the tax strategy, and the frequency of this review;	Tax Policy and page 28 of this report
	iii. the approach to regulatory compliance;	Tax Policy and page 30 of this report
	iv. how the approach to tax is linked to the business and sustainable development strategies of the organization.	Pages 28-29 of this report

	Tax governance, control, and risk management	Reference
207-2	a. A description of the tax governance and control framework, including:	
	i. the governance body or executive-level position within the organization accountable for compliance with the tax strategy;	Tax Policy and page 28 of this report
	ii. how the approach to tax is embedded within the organization;	Tax Policy and pages 28-29 of this report
	iii. the approach to tax risks, including how risks are identified, managed, and monitored;	Tax Policy and page 30 of this report
	iv. how compliance with the tax governance and control framework is evaluated.	Tax Policy and page 28 of this report
	b. A description of the mechanisms for reporting concerns about unethical or unlawful behavior and the organization's integrity in relation to tax.	Page 29 of this report
	c. A description of the assurance process for disclosures on tax and, if applicable, a reference to the assurance report, statement, or opinion.	Page 34 of this report

	Stakeholder engagement and management of concerns related to tax	Reference
207-3	a. A description of the approach to stakeholder engagement and management of stakeholder concerns related to tax, including:	
	i. the approach to engagement with tax authorities;	Tax Policy and page 30 of this report
	ii. the approach to public policy advocacy on tax;	Tax Policy and page 30-31 of this report
	iii. the processes for collecting and considering the views and concerns of stakeholders, including external stakeholders.	Page 31 of this report

Appendix 3 – Glossary

Adjusted Effective tax rate

Income tax expense (or income if applicable) divided by the profit (or loss if applicable) before tax, excluding the influence of exchange rate movements and exceptional items.

Arm's length principle

The "arm's length" principle holds that transactions should be valued as if they had been carried out between unrelated parties, each acting in its own best interest.

Brazilian tax authorities

Any national, regional or local tax authority in Brazil. The Brazilian Federal Revenue Service (RFB in Portuguese) operates at the national level. State Finance Departments (SeFaz) and Municipal Finance Departments (SMF) operate at the regional and local level respectively.

CIT

The acronym for Corporate Income Tax, which is the total of current tax and deferred tax.

Current tax

As it is defined in the International Financial Reporting Standard IAS 12, current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period.

Deferred tax

As it is defined in the International Financial Reporting Standard IAS 12, deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax assets are the amounts of income taxes recoverable in future periods in respect of:

(a) deductible temporary differences;
(b) the carryforward of unused tax losses;
(c) the carryforward of unused tax credits.

CFC

A controlled foreign company. Under Brazilian legislation, CFCs are subject to the taxation of any statutory profit realized by group entities at a corporate income tax rate of 34%.

CFEM

The Portuguese acronym for Compensação Financeira pela Exploração Mineral. This is a financial charge to be paid to the Brazilian federal government as compensation for using mineral resources. It is levied on the revenues from the sale of minerals extracted, net of taxes, insurance costs and costs of transportation.

Fees

Payments to governments charged on the initial or ongoing right to use an area for extractive activities. There is no specific government service attached.

Government

Any national, regional or local authority of a jurisdiction governing body. Also includes any department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking.

GST

GST, short for Goods and Services Tax, is an indirect tax imposed on goods and services, with the final consumer bearing the tax burden. Retailers collect GST at the point of the final sale to end consumers. Businesses provide resale certificates for purchasing goods intended for resale, exempting them from paying sales tax. Tax revenue reaches the jurisdictions only upon the sale to the end consumer.

Indirect tax

Taxes levied on goods and services rather than on income or profits and can be transferred to other parties. Examples include VAT, GST, and sales tax. In Brazil, these taxes are exemplified by IPI (Tax on Industrialized Products) and ICMS (Tax on Operations related to Goods Movement and Services).

ISSQN

The Portuguese acronym for Tax on Services of Any Nature, which is imposed on any kind of services performed by companies or self-employed professionals, with a maximum rate of 5%, its assessment is based on the price of each service and also assessed on services provided by non-residents to Brazilian residents (import of services).

OECD

The acronym for the Organization for Economic Co-operation and Development (OECD).

PIS / COFINS

The Portuguese acronyms for Social integration plan (PIS) and Social Welfare Tax (COFINS) are imposed on a company's gross revenues at varying percentages. These contributions also apply to service and goods imports.

Project

Operational activities related to the type of the commodity in a certain region, governed by contracts, licenses, leases, concessions or similar legal agreements and that form the basis for payment of liabilities to a government.

Corporate income tax payments in South America include the payments related to Iron Ore, Copper, Railroad, Port, Terminals, Energy, Manganese, Nickel and Logistics.

Refis

The Portuguese name for the debt reduction or Settlement program of the Government related to the collection of federal taxes.

Royalties

All mining taxes that are levied by the government. Royalties includes CFEM.

Tax

A compulsory financial charge, in order to contribute to state revenue or some other type of levy imposed upon a taxpayer by the government. It is required to be paid by law or by agreement.

Temporary differences

Differences between pre-tax statutory profit or loss and taxable income or loss for a given reporting period. These differences arise because the reporting period in which some items of revenue and expense are included in determining of the pre-tax statutory profit or loss does not coincide with the reporting period in which they are included when determining of taxable income or loss.

TFRM

The Portuguese acronym for an Analysis of the Rate for Controlling, Monitoring and Supervision of Exploration and Mining Activities of Mineral Resources. It is a tax imposed on several Brazilian states, on mineral production.

VAT

Value-added tax (VAT) is an indirect consumption tax on goods and services, passed on to the end consumer. At each supply chain stage, sellers collect VAT. Suppliers, manufacturers, distributors, retailers, and consumers pay VAT on purchases. Businesses record VAT paid on purchases to claim credit on their tax returns. Tax revenue is received by jurisdictions at all supply chain stages, not just at the consumer's purchase.

Appendix 4 – Companies list

Company	Jurisdiction
Aços Laminados do Pará S.A.	Brazil
Atlantic Iron SarL	Luxembourg
Barewood Fund	Cayman Islands
Barewood Trading Inc.	British Virgin Islands
Base Metals International SA	Switzerland
Belcoal Pty Ltd	Australia
Belvedere Australia (BP) Pty Ltd	Australia
Belvedere Coal Management Pty Ltd	Australia
Bionow S.A.	Brazil
BM International SA	Switzerland
Bollon Fund	Cayman Islands
Bowen Central Coal Pty Ltd	Australia
Camberwell Coal Pty Limited	Australia
Circlua S.A.	Brazil
CMM Overseas S.A.	Switzerland
Co-Log Logistica de Coprodutos S.A.	Brazil
Companhia Portuaria Baia de Sepetiba	Brazil
Companhia Siderurgica Ubu	Brazil
Companhia Usina Tecpar	Brazil

Company	Jurisdiction
Docepar S.A.	Brazil
Eastern Star Resources	Australia
Faulkland Fund	Cayman Islands
Faulkland Trading Corporation	British Virgin Islands
Ferrous Resources Limited	United Kingdom
Florestas Rio Doce S.A.	Brazil
Glennies Creek Coal Management Pty Ltd	Australia
Integra Coal Operations Pty Ltd	Australia
Integra Coal Sales Pty Limited	Australia
Isaac Plains Coal Sales Pty Ltd	Australia
Larco Ltd.	Cayman Islands
Maitland Main Collieries Pty Ltd	Australia
Mediterranean Iron Limited	Malta
Mineração Guanhães Ltda	Brazil
Mineração Onça Puma S.A.	Brazil
Minerações Brasileira Reunidas S.A.	Brazil
Monticello Insurance PTE. LTD	Singapore
PT Bahodopi Nickel Smelting Indonesia	Indonesia
PT Kolaka Nickel Indonesia	Indonesia

Company	Jurisdiction
PT Sumbawa Timur Mining	Indonesia
PT Vale Eksplorasi Indonesia	Indonesia
PT Vale Indonesia Tbk	Indonesia
Qld Coal Holdings Pty Ltd	Australia
Railvest Investments Inc.	Canada
Rio Doce Australia Pty Limited	Australia
Salobo Metais S.A.	Brazil
Seamar Shipping Corporation	Liberia
Sociedade de Desenvolvimento Estudo e Implantação do Corredor de Nacala–(SDEICN (SPE))	Mozambique
Startec Iron LLC	United States
Tecnored Desenvolvimento Tecnologico S.A.	Brazil
Tecnored Maraba S.A.	Brazil
Vale Americas LLC.	United States
Vale Asia Kabushiki Kaisha	Japan
Vale Australia (GC) Pty Ltd	Australia
Vale Australia (IP) Pty Ltd	Australia
Vale Australia EA Pty Ltd	Australia
Vale Australia Galilee Pty Ltd	Australia

Company	Jurisdiction
Vale Australia Holdings Pty Ltd	Australia
Vale Australia Pty Ltd	Australia
Vale Base Metals Asia Pacific Pte. Ltd.	Singapore
Vale Base Metals Limited	United Kingdom
Vale Belvedere (BC) Pty Ltd	Australia
Vale Belvedere (SEQ) Pty Ltd	Australia
Vale Belvedere Pty Ltd	Australia
Vale Canada Limited	Canada
Vale Carbono Ltda	Brazil
Vale China Holdings (Barbados) Ltd.	Barbados
Vale Colombia SAS en Liquidación	Colombia
Vale Emirates Limited	United Arab Emirates
Vale Energia S.A.	Brazil
Vale Energy Transition Metals Quebec Inc.	Canada
Vale Europe Limited	United Kingdom
Vale Europe Pension Trustees Limited	United Kingdom
Vale Evate Moçambique Ltd	Mozambique
Vale Exploración Argentina S.A.	Argentina
Vale Exploraciones Chile Limitada	Chile

Company	Jurisdiction
Vale Exploration Peru S.A.C	Peru
Vale Exploration Pty Ltd	Australia
Vale Fertilizer Netherlands B.V.	Netherlands
Vale Holdings B.V.	Netherlands
Vale Holdings B.V. – Branch	Switzerland
Vale Inco Europe Holdings	United Kingdom
Vale India Private Limited	India
Vale International S.A.	Switzerland
Vale International S.A. – Branch	Malaysia
Vale International S.A. – Branch	Singapore
Vale Investments S.A.	Switzerland
Vale Iron Solutions LLC	United States
Vale Japan Limited	Japan
Vale Logística de Argentina S.A.	Argentina
Vale Logística de Uruguay S.A.	Uruguay
Vale Malaysia Minerals Sdn Bhd	Malaysia
Vale Malaysia Sdn Bhd	Malaysia
Vale Manganês S.A.	Brazil
Vale Mauritius Limited	Mauritius

Company	Jurisdiction
Vale Metals (Shanghai) Co., Ltd.	Chinese mainland
Vale Minerals China Co., Ltd.	Chinese mainland
Vale Newfoundland & Labrador Ltd.	Canada
Vale Oman Distribution Centre LLC	Oman
Vale Oman Pelletizing Company LLC	Oman
Vale Overseas Ltd.	Cayman Islands
Vale Power S.A.	Switzerland
Vale S.A.	Brazil
Vale Shipping Holding Pte Ltd.	Singapore
Vale Soluções em Energia S.A.	Brazil
Vale Switzerland S.A.	Switzerland
Vale Taiwan Limited	Taiwan, China
Vale Technology Development (Canada) Limited	Canada
Vale USA LLC	United States
Vale Ventures Americas LLC	United States
Vale Zambia Limited	Zambia
VPDM Vale Projectos e Desenvolvimento Moçambique Limitada	Mozambique

Tax Contribution Report 2023